Exhibit 12.1

Starwood Property Trust, Inc.

Computation of Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends

(in thousands except ratios)

	For the 6 months ended June 30, 2010	For the period from August 17, 2009 (commencement of operations) through December 31, 2009

Fixed Charges
Interest expense	$4,984	$1,904
Interest capitalized
Amortization of premiums and discounts
Amortization of capitalized expenses relating to debt	120	20
Interest within rental expense
Preferred security dividend requirements in consolidated subsidiaries
Total fixed charges	$5,104	$1,924

Earnings
Pre-tax income (loss) from continuing operations before equity investees	$16,790	$(3,017)
Add:
Fixed charges	5,104	1,924
Amortization of capitalized interest
Distributed income of equity investees
Income from equity investees arising from guarantees
Less:
Interest capitalized
Preference security dividend requirements of consolidated subsidiaries
The non-controlling interest in pre-tax subsidiaries that have not incurred fixed charges	(263)	—
Earnings (loss)	$21,631	$(1,093)

Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends	4.2x	(a)

(a)         For the period from August 17, 2009 (commencement of operations) through December 31, 2009, our losses exceeded our fixed charges by approximately $1.1 million.  The coverage deficiency for total fixed charges for this period was $3.0 million to arrive at a one-to-one ratio.